TURKCELL [GRAPHIC OMITTED]


                                                           FOR IMMEDIATE RELEASE



            TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q2 2004 RESULTS

    "Growth continues and settlement process for legal disputes is underway"



Istanbul, Turkey, September 6, 2004 - Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended June 30, 2004. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in parentheses following the operational and financial results of the second quarter of 2004 refer to the same item in the first quarter of 2004.


Highlights of the Quarter

     o Turkcell's number of subscribers reached 20.9 million (19.7 million) thanks to its retention efforts and leading position in new acquisitions

     o    Usage increased in the second quarter of 2004 as MoU rose by 16% to
          65.7 minutes (56.4 minutes), as a result of seasonality and Turkcell's volume and segment-based campaigns

     o Turkcell provisioned an additional US$312 million for the ongoing legal disputes with Turk Telekom and the Turkish Treasury

     o Turkcell generated revenues of US$606 million (US$746 million) in the second quarter of 2004, which includes a deduction of US$229 million for legal provisions

     o Turkcell recorded net income of US$96 million (US$126 million) in the second quarter of 2004

     o Turkcell's EBITDA* reduced to US$136 million (US$337 million) in the second quarter of 2004

     o Turkcell introduced new PSTN=ON-NET pricing, as a continuation of 50% discount campaign for PSTN calls since March 2004 and "one number calling option at half-rate" since July 2004

* EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash provided by operating activities.

Comments from the CEO, Muzaffer Akpinar
--------------------------------------------------------------------------------
The favorable operating environment in Turkey helped us produce strong financial and operational results in the second quarter of 2004. As a result, we expanded our subscriber base by 1.2 million subscribers during the second quarter of 2004, reaching 20.9 million subscribers. The main driver of this growth was our success in keeping churn levels under control through our mass and segmented retention efforts together with new additions.

The Turkish telecommunications market continued to evolve during the quarter and was subject to tariff initiatives introduced by both fixed line and GSM operators. We believe that price-based competition in the market continued during the quarter, and grew more visible than before. Rather than directly responding to the pure price-based competition, we aim to strike the right balance between achieving our revenue goals and maintaining customer satisfaction. We believe that long term loyalty of our customers is highly affected by their perception of the value of the services that they receive. Therefore, we continuously look to offer products, services, and tariff options that are in line with our customers' needs and expectations.

The Telecommunications Authority started to grant long-distance phone operating licenses during the first quarter of 2004. We continue to closely monitor the transformation of the sector and we plan to enter the long-distance market through one of our subsidiary, upon approval of its application. There have been no major commercial developments in this part of the sector.

The financial results of our Ukrainian operation, Euroasia Telecommunications Holdings B.V. ("Euroasia"), Digital Cellular Communication of Ukraine JSC ("DCC") and Astelit are consolidated in our quarterly results (although the impact of this consolidation is not material). Our roll-out activities are progressing well and we plan to be operational by the end of 2004 in the Ukrainian market. With regards to our operations in Iran, although slowly, the procedures set out by the tender requirements are continuing. The Irancell consortium will be granted the 900/1800 GSM license in Iran upon the fulfillment of tender requirements, such as the establishment of the local company "Irancell," which will be the GSM operator in Iran and the payment of the license fee totaling (euro)300 million, as previously stated.

One of the major developments in the second quarter of 2004 was the Turkish Parliament's enactment of a law enabling commercial entities and/or consumers having disputes with certain government entities including Turk Telekom and the Turkish Treasury to resolve their disputes through settlement. Following this legislation, the Cabinet issued a decree dated August 18, 2004 and published in the official gazette on September 3, 2004, authorizing Turk Telekom to find an amicable settlement for its ongoing disputes with third parties. Also, the decree laid out certain assumptions such as interest rate and installment plan to be used in the calculation of settlement payments.

We have been engaged in discussions for the settlement of our ongoing legal disputes with Turk Telekom and the Turkish Treasury. While these discussions are ongoing, we believe the rules and procedures regarding the settlement of outstanding disputes between Turk Telekom and third parties provide clearer environment.

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


Based on recent discussions, we have recorded additional provisions of US$312 million as of June 30, 2004. After the effect of the adjustments , total provision equaled US$1,206 million as of June 30, 2004 (US$1,278 million).

Our estimate of the amounts required to resolve these disputes is based upon assumptions and judgments regarding their ultimate outcome. If our assumptions or judgments are wrong or the actual costs associated with resolving these disputes differ from our estimates, our results may be materially, adversely affected.

For the remainder of 2004, Turkey will continue to face new challenges. The final outcome regarding the accession date for Turkey's entry into the European Union will impact the macroeconomic environment. Possible developments in Iraq and the wider region provide some uncertainty that may have an adverse impact on Turkey's economic and political environments. However, the recent sovereign rating upgrade of Turkey by Standard & Poor's Rating Services ("S&P") to BB-from B+ was an encouraging development. Following this upgrade, S&P also revised our "B" long-term foreign corporate credit rating outlook to "Positive" from "Stable," stating that the positive impact of Turkey's long-term foreign currency rating upgrade, which will have a favorable impact on our foreign currency denominated costs and debt, and the increasingly positive macroeconomic environment should have a positive impact on our operational and financial performance. The Government's effort to reach a new standby agreement with the International Monetary Fund is continuing and signs of progress have been encouraging.

As we stated during the first quarter of 2004, assuming no adverse development in the sector or in the macroeconomic and political environments as a result of any of the uncertainties outlined above, or otherwise, we believe that the transformation in our sector and further economic and political stability in Turkey should provide a favorable operating environment for us. We will continue to build on our solid quarterly results and we remain positive for the second half of 2004.

Overview
--------------------------------------------------------------------------------

Summary of Financial and Operational Data
                                                 Q2 2003     Q1 2004    Q2 2004     1H03       1H04
Number of total subscribers (million)               17.2       19.7       20.9       17.2      20.9
Number of post-paid subscribers (mllion)             4.7        4.9        5.0        4.7       5.0
Number of pre-paid subscribers (million)            12.5       14.8       15.9       12.5      15.9

Average revenue per user, blended (US$)             11.5       12.7        9.8       10.8      11.2
Average revenue per user, postpaid (US$)            25.5       28.8       25.0       23.1      26.9
Average revenue per user, prepaid (US$)              6.1        7.4        4.9        5.9       6.1

Churn (%)                                            4.0        3.2        2.4        8.2       4.9
Minutes of usage, blended, per month                59.9       56.4       65.7       55.4      61.1

Revenue (US$ million)                              583.7      745.5      606.4    1,074.8   1,351.9

EBITDA* (US$ million)                              217.9      337.2      136.4      450.2     473.6

Translation Gain/(Loss) (US$ million)              (52.5)     (20.2)      28.9      (53.6)      8.7
Net Incomet(Loss) (US$ million)                     73.2      126.2       96.4      112.7     222.6

All figures are quarterly other than subscriber numbers.


* EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash used for operating activities.


Revenues were hit by legal provisions

Turkcell's revenues declined 19% to US$606.4 million (US$745.5 million) in the second quarter of 2004. The reason for this decline was the deduction of US$229 million of additional provisions from our revenues. As further explained in the "legal provisions" section of this press release, the impact of the additional provisions in the second quarter of 2004 was US$312 million for the ongoing disputes with Turk Telekom and the Turkish Treasury. Despite the increased provision, Turkcell achieved 26% growth in its first half 2004 revenues, year-on-year, and recorded US$1,351.9 million in revenues compared to US$1,074.8 million in the first half of 2003.

Despite the negative impact of the additional legal provisions on Turkcell's second quarter 2004 statement of operations, Turkcell posted US$96.4 million (US$126.2 million) net profit in the second quarter.

No new funding

Turkcell's gross borrowings decreased to US$826.3 million (US$852.6 million) in the second quarter of 2004. Since the beginning of 2004, Turkcell has secured US$300 million worth of financing, with US$100 million in the form of a syndicated Murabaha facility, which was fully used for capital expenditures, and the balance in the form of two bank loans, each amounting to US$100 million. Turkcell does not foresee a need for additional borrowing for the rest of 2004, and it will continue to actively manage its portfolio to lower its cost of capital and extend the maturity of its debt.

Subscriber retention ensured

Turkcell maintained its focus on controlling churn levels through segmented churn prevention activities and mass loyalty programs. Turkcell improved the loyalty of its large subscriber base with mass retention programs that reward long-term loyalty and usage volumes. In addition, with the contribution of the positive macroeconomic environment, Turkcell lowered its churn rate to 2.4% (3.2%) in the second quarter of 2004, a 25% drop. This favorable development in churn also supported subscriber growth as, despite similar second quarter gross subscriber growth in 2004 and 2003, net additions grew by 28%. Turkcell's number of subscribers reached 20.9 million (19.7 million) with net new additions totaling 1,186,000 in the second quarter of 2004.

In the meantime, Turkcell's acquisition cost per subscriber ("SAC") decreased to US$20.9 (US$22.5) by 7%, mainly due to the depreciation of TL against the USD.

Seasonality reinforced usage

Turkcell recorded a rise in usage in the second quarter of 2004, mainly due to seasonality. Turkcell's blended monthly minutes of usage ("MoU") increased by 16% to 65.7 minutes (56.4 minutes). Coupled with seasonality, Turkcell's continued volume and segment based campaigns offered to its subscribers for enhancing usage, yielded positive results.

However, despite the rise in usage, Turkcell's blended average revenue per user ("ARPU") decreased by 23% to US$9.8 (US$12.7), as a result of the additional new legal provisions. Please see the "legal provisions" section of this press release for further information of the additional new legal provisions.

Competitive Environment
--------------------------------------------------------------------------------

The pace of competition in the telecommunications market in Turkey is accelerating as players like the new merged entity of Aria and Aycell, Avea, and Telsim, whose management is still under SDIF, are becoming more visible. These players are introducing various tariff schemes and running aggressive acquisition campaigns focused primarily on price.

Turkcell is always responsive to the market dynamics and reflects the right balance between its revenue goals and its efforts to satisfy the needs and expectations of subscribers. The recent introduction of PSTN=ON-NET is one of the examples, which is actually a continuation of the previous "GSM to PSTN" discount campaign, initiated on March 2004, and the "one number calling option at half rate" campaign introduced in July 2004. While Turkcell's "GSM to PSTN" discount campaign in March led to an increase in minutes of usage and stable revenue levels, it is too early to comment on the revenue impact of its PSTN=ON-NET introduction.

Although the competition is expected to get more rational in a three operator environment in the future, there have not been significant moves in this direction. Turkcell not only aims to maintain service quality and variety offered to its customers, but keeps the right balance between customer satisfaction and revenue goals. Accordingly, Turkcell will continue to invest in technology and monitor the developments in the global telecommunications sector to provide products and services that serves in the best interest of both Turkcell and its customers.

Although Turk Telekom's privatization is still in the agenda, the Turkish government has not yet established a detailed timetable or plan for this privatization. Liberalization in the Turkish telecommunication market is underway through recently opened Long Distance Traffic Carrier market. However, majority of the interconnection agreements between Long Distance Carriers ("LDTC") and Turk Telekom is yet to be achieved. We are closely monitoring these developments.


CeBIT Bilisim Eurasia Convention
--------------------------------------------------------------------------------

Turkcell was the main sponsor this year of CeBIT Bilisim Eurasia, the international IT and telecommunication technologies convention, which it sponsored for the 7th time. During the convention, held in Istanbul, Turkcell displayed new products and services such as "Push-to-Talk," "BiletCELL" and "Otomubul." "Push-to-Talk", in particular, was one of the highlights of the convention, which allows the cell phone to be used utilizing a prioritized talk method in relaying the mobile phone user's voice. "BiletCELL" allows users to make movie queries, reservations, purchase tickets and use the SMS barcode to pay for entering the movie theatre, while "Otomubul" is a mobile alarm system for vehicles.

Legal Provisions
--------------------------------------------------------------------------------

Turkcell reported US$1,206 million (US$1,278 million) in net legal provisions as of June 30, 2004, which includes the disputes with Turk Telekom on interconnection revenues and infrastructure usage fees and the dispute with the Turkish Treasury on the calculation of 15% Treasury share on "Gross Revenue."

On August 19, 2004, Turkcell's Board of Directors authorized Turkcell's management to enter settlement negotiations with the official authorities and to execute any and all transactions and sign all documents with respect to the amicable settlement of the legal disputes with Turk Telekom and the Turkish Treasury.

Recently, the government passed legislation enabling government authorities to negotiate an amicable solution for their ongoing legal disputes, such as Turk Telekom and the Turkish Treasury. Following this legislation, the Cabinet issued a decree dated August 18, 2004 and published in the official gazette on September 3, 2004, authorizing Turk Telekom to find an amicable settlement for its ongoing disputes with third parties.

Turkcell's management has engaged in talks with third parties relating to the settlement of these disputes and used the major assumptions provided below for the

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


calculation of its legal provisions. Since these discussions are ongoing, Turkcell believes that it is too early to estimate the outcome of these disputes. However, after Turkcell management's reevaluation of the existing provisioning methodology under the new settlement conditions based upon the ongoing discussions and the Cabinet's decree, the management believes that the amounts required for resolving these disputes may be higher than Turkcell's net legal provisions as of March 31, 2004. With regards to the dispute with Turk Telekom, the decree lowers the interest rates on settlement amount, while increasing the principal amount for Turk Telekom interconnection fee dispute, due to the requirement to apply retroactive calculation of the interconnection fee distribution, based on the most recent interconnection agreement signed on September 20, 2003. Therefore, under new methodology for the quarter ended June 30, 2004, Turkcell provisioned an additional US$312 million for the ongoing legal disputes, which include the following; the dispute on Turk Telekom interconnection fee (US$131 million), the dispute on Turk Telekom infrastructure usage fee (US$59 million) and the Treasury share dispute (US$122 million)

Regarding the interconnection disputes with Turk Telekom, the new decree states that the current interconnection agreement dated September 20, 2003, will be the base of the calculation of prior interconnection revenue sharing. Also, the same decree stated that a 1.9% monthly interest rate (starting from November, 7, 2000) and up to 18 month installment period will be used in the calculation of the settlement amount. Turkcell provisioned net US$565 million for the disputes with Turk Telekom in its balance sheet as of June 30, 2004.

Turkcell's net provisions totaled US$633 million for the Treasury share dispute in its balance sheet as of June 30, 2004. Total calculation of this net provision is based on the 15% Treasury share payment over all revenues related to telecommunications services and taxes, except for late interest fees charged to customers. Reduced interconnection revenues assumed from Turk Telekom is applied in calculation of the provisions for the Treasury Share payment dispute. The interest rate reduction is applied.

The progress of provisions in the second quarter of 2004 can be seen in the table below:

Q@ LEGAL PROVISONS

                                   Q1 04 Net          Paid/           Translation        Additional             Q2 04
                                     Risk            Deducted        G/(L) Effect        Impact on            Net risk
                                                     In Q2 04                            Q2 04 P/L
                                  -------------    ------------      ------------      -------------         ----------
Treasury Share                           (585)               -                73               (122)             (633)
Turk Telekom                             (468)              34                60               (190)             (565)
Interconnection dispute                  (488)              29                60               (131)             (531)
Infrastructure                              -                6                 2                (59)              (51)
Other                                      20                -                (2)                (1)               17
Telecommunications Authority             (214)             210*                4                  -                 -
Other                                     (10)               2                 -                  -                (8)

TOTAL                                  (1,278)             246               137               (312)           (1,206)

*Turkcell paid US$210 million for the Telecommunicatin Authority's ("TA") fines in Q204 regarding the disputes on, frequency usage fee payments of 2002 (US$98 million), additional TA board share accrual (US$6 million), national roaming dispute (US$15 million), TA's fines claiming of inadequate frequency fee payment (U$70 million) and for violating Turk Telekom's monopoly (US$21 million). Turkcell paid these amounts and filed an appeal against these penalties in related Turkish Courts except for the frequency usage fee payment of 2002. For further information on the disputes with the TA, please refer to our year end 2003 press release dated April 21, 2004 and Q104 financial results announcement press release dated June 10, 2004.

A further breakdown of the legal provisions is reflected in Turkcell's balance sheet as of June 30, 2004, which is provided in the "Profit & Loss and Balance Sheet Statements" section of this press release.

International Structure
--------------------------------------------------------------------------------

Fintur International

Fintur International continued its strong growth in the second quarter of 2004 and the GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added 322,000 net new subscribers, raising the total number of subscribers to approximately 3.0 million as of June 30, 2004 (2.7 million). Furthermore, second quarter 2004 revenues were US$129 million (US$109 million), an 18% increase compared to the first quarter of 2004. Turkcell owns 41.45% of Fintur and accounts for its investment using the equity method, which totaled US$8.5 million income in the second quarter of 2004.

Ukraine

Astelit, Turkcell's effectively 51% owned subsidiaries in Ukraine, initiated the establishment of a GSM1800 network and signed two supplier agreements with Nokia and Ericsson. Both agreements involve vendor financing, and the agreement with Nokia amounts to (euro)125 million and the agreement with Ericsson totals US$89 million. In line with previous guidance, Turkcell supplied guarantees for these financing facilities, proportionate to its equity participation, which have a maturity of 1.5 years. Euroasia, DCC and Astelit were consolidated in Turkcell's financial statements for the first time in the second quarter of 2004. However, considering the relatively small size of these companies' current operations, the impact of this consolidation on Turkcell's financials was not material.

Iran

The management team of the Iranian GSM operations continues with the necessary studies prior to the establishment of Irancell and conducts necessary discussions with the Iranian authorities. The Irancell consortium will be granted the 900/1800 GSM license in Iran upon the fulfillment of tender requirements, such as the establishment of the local company "Irancell," which will be the GSM operator in Iran, and the payment of the license fee totaling
(euro)300 million, as previously stated. For previous statements regarding Turkcell's investment in Iran please refer to our 2003 year-end and Q1 2004 financial results announcements dated April 21, 2004 and June 10, 2004, respectively.

Dividend
--------------------------------------------------------------------------------

Turkcell distributed TL236,317,210 million in dividends from its 2003 distributable net income to its shareholders. The dividend was in the form of a 50% cash and 50% share distribution. As this entire amount was generated with incentives granted before April 24, 2003, it was not subject to withholding tax and distributed equally to shareholders. Accordingly, TL236.32 in cash dividend per ordinary share was distributed to shareholders.

Exchange Rate Information
--------------------------------------------------------------------------------

One USD equaled TL1,485,911 as of June 30, 2004 (TL1,311,286 as of March 31,
2004), which implies a 13.3% depreciation of TL against USD. The wholesale price index and consumer price index rose by 1.5% and 0.8%, respectively in the second quarter of 2004.

Financial and Operational Review
--------------------------------------------------------------------------------

The following discussion focuses principally on the developments and trends in Turkcell's business in the second quarter of 2004. As explained in the legal provisions section, Turkcell recorded additional provisions in the second quarter of 2004 for the reasons discussed therein. Accordingly, Turkcell's profit and loss statement was negatively affected by this revision. A summary table showing the impact of additional provisioning on certain profits and loss statement items are provided below. For the sake of reflecting Turkcell's operating performance, the financial results before new net legal provisions will be referred to as "pre adjusted" during further discussions in this press release.

Q2 2004 FINANCIAL INFORMATION

US$ million                         Q2 2004       Q2 2004 "Pre adjusted

Net revenue                           606.4                  835.5
Operating expenses                   (541.3)                (431.6)
Gross profit                           65.1                  403.9
EBITDA*                               136.4                  475.2
Net Profit                             96.4                  408.2

Gross profit margin                     11%                    48%
EBITDA margin                           22%                    57%

ARPU - Blended                          9.8                   13.6
  ARPU - Postpaid                      25.0                   31.3
  ARPU - Prepaid                        4.9                    7.9

* EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of EBITDA to net cash provided by operating activities.

Furthermore, the direct impact of provisions on the second quarter's statement of operations can be seen at the below table.

P&L EFFECT OF REVISED LEGAL PROVISIONS IN Q2 2004

US$ million                                                               Q1 04              Q2 04          Q2 P/L
                                                                  (Accumulated)      (Accumulated)          Effect
Turk Telekom - Interconnection dispute                                   (678)*             (727)*           (131)
  Revenues                                                                (381)              (610)           (229)
  Operating expense                                                           -                 26              26
  Interest income / (expense), net                                        (238)              (166)              72
Turk Telekom Infrastructure                                                   -              (57)*            (59)
  Operating expense                                                                           (36)            (36)
  Interest income / (expense), net                                                            (22)            (22)
Treasury Share                                                           (585)*             (633)*           (122)
  Operating expense                                                       (316)              (415)            (99)
  Interest income / (expense), net                                        (215)              (237)            (23)

TOTAL IMPACT OF ADDITIONAL PROVISIONS ON Q2 04 P/L                                                           (312)

*The figures include translation gain/(loss) effect.


Subscribers

Turkcell expanded its subscriber base to 20.9 million in the second quarter of 2004 from 19.7 million in the first quarter of 2004, an increase of 6%. The net new additions amounted to 1,186,000 (678,000) in the second quarter of 2004 and the total number of postpaid subscribers totaled 5.0 million (4.9 million) and prepaid subscribers amounted to 15.9 million (14.8 million), a 2% and 7% increase, respectively, compared to the first quarter.

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


The lower churn achieved through segmented churn prevention activities and mass loyalty programs, reinforced expansion in the number of subscribers. Net new additions increased 27% increase in the first half of 2004, to 1.9 million from
1.5 million in the same period in 2003. Positive market environment as well as segmented retention efforts contributes to the decrease in churn.

Revenues

Turkcell generated US$606.4 million (US$745.5 million) in revenues in the second quarter of 2004, a 19% decrease, as a result of the US$229 million legal provisioning. Turkcell's pre-adjusted revenues amounted to US$835.5 million, implying a quarter-on-quarter growth of 12%, attributable to increases in usage and subscriber growth. Furthermore, Turkcell made an upward revision of its tariffs by an average rate of 3.22% in mid-May 2004, which provided a limited but positive effect on revenues.

ARPU

Despite the increase in MoU and upward tariff revision, Turkcell's blended second quarter 2004 ARPU dropped 23% to US$9.8 (US$12.7), due to the additional legal provisions, as explained above. Meanwhile, postpaid and the prepaid ARPU decreased to US$25.0 (US$28.8) and US$4.9 (US$7.4), respectively.

On a pre-adjusted basis, blended ARPU was US$13.6, a 7% rise, quarter-on-quarter, while the prepaid ARPU increased by 7% and totaled US$7.9. The pre adjusted postpaid ARPU grew by 9% to US$31.3.

MoU

The second quarter is a seasonally stronger period in terms of usage. Accordingly, Turkcell's blended MoU increased by 16% to 65.7 minutes (56.4 minutes) in the second quarter of 2004. Moreover, Turkcell further supported the strong consumer sentiment with volume and segment based campaigns.

EBITDA

In parallel to the negative impact of the additional legal provisioning on revenues, Turkcell's EBITDA decreased to US$136.4 million (US$337.2 million) in the second quarter of 2004. Turkcell's pre adjusted EBITDA was US$475.2 million in the second quarter of 2004, presenting a 41% rise, linked to growth in revenues and the translation gain.

Translation gain

Turkcell recorded US$28.9 million (US$20.2 million loss) translation gain in the second quarter of 2004, as most of its legal provisions are TL denominated and TL depreciated by 13% against US$ in the second quarter. Also, the new additional legal provisions, denominated in TL, further increased the translation gain.

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. In the second quarter of 2004, Turkcell's segmented churn prevention efforts and mass loyalty programs on top of the favorable market environment, yielded rather positive results. Turkcell's churn level dropped to 2.4% (3.2%) in the second quarter of 2004 by a 25% decrease.


Profit & Loss And Balance Sheet Statements
--------------------------------------------------------------------------------

Net income

Despite the subscriber growth and increased usage, Turkcell's net income decreased 24% to US$96.4 million (US$126.2 million) as a result of the new additional provisions amounting to US$312 million.

Turkcell's pre adjusted net income amounted to US$408.2 million, implying a quarter-on-quarter rise of 224%.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization, increased 25% to US$541.3 million (US$433.0 million). This upward change was due to US$109.7 million additional legal provisions reflected on the direct cost of revenues.

Depreciation and amortization

Depreciation and amortization remained almost stable at US$107.0 million (US$104.5 million) in the second quarter of 2004.

Selling and marketing expenses

In the second quarter of 2004, Turkcell's selling and marketing expenses remained almost the same as in the previous quarter amounting to US$77.0 million (US$76.0 million). The proportion of Turkcell's selling and marketing expenses to revenues were 10% in the first quarter of 2004, while it increased to 13% in the second quarter of 2004, attributable to the additional provisioning impact on revenues. Turkcell expects to keep its selling and marketing expenses within this range for 2004.

General and administrative expenses

The proportion of Turkcell's general and administrative expenses to its revenues was 6% in the second quarter of 2004, which was 4% in the previous quarter. Turkcell's general and administrative expenses increased to US$38.2 million (US$29.3 million) in the second quarter of 2004 mainly due to impact of Turkcell's purchase of its own Cellco Bonds for its investment portfolio totaling US$65 million.

Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$8.5 million (US$7.9 million) in the second quarter of 2004.

Net interest income/(expense)

The change in the provisioning methodology and the lowering of interest rates applied on the interconnection fee dispute accruals based on the new decree mentioned in the "legal provisions" section of this press release, resulted in US$39.0 million (US$40.5 million in net interest expense) net interest income.

Provisions

Turkcell's legal provisions decreased 6% to US$1,206 million (US$1,278 million) in the second quarter of 2004. Despite the additional provisioning, as explained in the "legal provisions" section, the 13% depreciation of TL and the payments to Telecommunication Authority, Turkcell's legal provisions decreased mainly because of Turk Telekom's ongoing interconnection fee cuts coupled with the lower monthly interest rates on Turk Telekom's claims according to the Cabinet's decree. The breakdown of the legal provisions according to their subjects can be find at the below table.

                                                 B/S
                                      Principal       Interest         Total          Paid     02 04 Net
                                                                     Liability                    Risk
Treasury Share                            (651)         (240)            (891)         258       (633)
Turk Telekom                              (647)         (179)            (826)         261       (565)
Interconnection dispute                   (567)         (160)            (727)         196       (531)
Infrastructure                             (41)          (22)             (63)          12        (51)
Other                                      (39)             3             (36)          53          17
Telecommunications                        (196)          (75)            (271)         271           -
Authority                                  (26)             -             (26)          18         (8)
Other
TOTAL                                   (1,520)         (494)          (2,014)         808     (1,206)

Total assets

Total assets decreased to US$4,327 million (US$4,364 million), mainly due to the repayment of a portion of loans and dividend distribution.

Capital expenditures

Turkcell's capital expenditures amounted to US$145.4 million (US$53.2 million) in the second quarter of 2004. In line with the need for additional capacity, Turkcell's management decided to increase total capital expenditures budget to approximately US$300 million from US$200 million for 2004 for the purchase of additional infrastructure equipment. The need for additional capacity rose mainly due to improved subscriber base and profile, which resulted in higher voice and data usage.

Debt

Turkcell has a total indebtedness of US $826.3 million (US$852.6 million) as of June 30, 2004.

Reconciliation of Non-GAAP Financial Measures

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhance the understanding of our operating results and assist in the evaluation of our capacity to meet our financial obligation. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million                                              Q2 2003        Q1 2004       Q2 2004
EBITDA                                                     217.9          337.2         136.4
Minority interest                                            0.3            1.0           1.7
Equity in net income of unconsolidated investees             4.3            7.9           8.5
Interest expense                                          (80.6)         (77.4)           0.4
Net increase (decrease) in assets and liabilities           70.7         (49.8)         (9.6)
Net cash provided by operating activities                  203.4          201.1         117.0

Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

                              SELECTED FINANCIALS

                                            ----------------- ------------------ ------------------ ------------------ -------------
                                               Quarter Ended    Quarter Ended      Quarter Ended       Half Ended       Half Ended
                                                  June 30,        March 31,          June 30,           June 30,         June 30,
                                                    2003            2004               2004               2003             2004
                                                    ----            ----               ----               ----             ----
Consolidated Statement of Operations Data
Revenues
  Communication fees                               567.3             721.8              580.7            1,043.2         1,302.5
  Monthly fixed fees                                10.2              11.9               12.3               19.2            24.2
  SIM card sales                                     4.0               8.3                6.5                8.3            14.8
  Call center revenues                               1.6               2.2                1.7                3.1             3.9
  Other                                              0.7               1.3                5.2                1.0             6.5
Total revenues                                     583.7             745.5              606.4            1,074.8         1,351.9
Direct cost of revenues                           (363.6)           (433.0)            (541.3)            (690.2)         (974.3)
                                            ----------------- ------------------ ------------------ ------------------ -------------
Gross profit                                       220.1             312.5               65.1              384.6           377.6
  General & administrative expenses                (26.6)            (29.3)             (38.2)             (48.8)          (67.5)
  Selling & marketing expenses                     (57.7)            (76.0)             (77.0)            (106.8)         (153.0)
                                            ----------------- ------------------ ------------------ ------------------ -------------
Income (loss) from operations                      135.8             207.2              (50.1)             229.0           157.1
Income from related parties, net                     0.6               0.5                 0.4               2.6             0.9
Net interest income (expense)                      (59.6)            (40.5)               39.0            (119.8)           (1.5)
Other Income (expense), net                          3.6              (0.5)                1.3               6.6             0.8
Equity in net income of unconsolidated               4.3               7.9                 8.5               6.5            16.4
investees
Minority interest                                    0.3               1.0                 1.7               0.7             2.7
Translation Gain / (Loss)                          (52.5)            (20.2)               28.9             (53.6)            8.7
                                            ----------------- ------------------ ------------------ ------------------ -------------
Income before taxes                                 32.5             155.4                29.7              72.0           185.1
Income tax benefit (expense)                        40.7             (29.2)               66.7              40.7            37.5
                                            ----------------- ------------------ ------------------ ------------------ -------------
Net income                                          73.2             126.2                96.4             112.7           222.6
                                            ================= ================== ================== ================== =============
Net income per share                             0.00005           0.00009             0.00007           0.00008         0.00015

Other Financial Data

Gross margin                                       37.7%             41.9%               10.7%             35.8%           27.9%
EBITDA(*)                                          217.9             337.2               136.4             450.2           473.6
Capital expenditures                                39.1              53.2               145.4              89.7           198.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                          443.8             939.3               822.6             443.8           822.6
Total assets                                     3,378.7           4,364.3             4,327.4           3,378.7         4,327.4
Long term debt                                     830.6             707.6               635.8             830.6           635.8
Total debt                                       1,034.9             852.6               826.3           1,034.9           826.3
Total liabilities                                1,934.5           2,689.7             2,633.7           1,934.5         2,633.7
Total shareholders' equity / Net Assets          1,444.2           1,674.6             1,693.7           1,444.2         1,693.7

Consolidated Cash Flow Information
Net cash provided by operating activities          203.4             201.1               117.0             419.6           318.1
Net cash used in by investing activities           (55.6)            (66.5)             (132.1)           (115.7)         (198.6)
Net cash provided / (used in) by financing         (13.0)            222.0              (101.6)           (254.2)          120.4
activities


* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14
                               www.turkcell.com.tr
                               -------------------

About Turkcell

Turkcell is the leading GSM operator in Turkey with 20.9 million postpaid and prepaid customers. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 405 operators in 167 countries as of June 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.0 million subscribers as of June 30, 2004.



For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
--------                                  ----------------------
Investors:                                Europe: Kate Delahunty
---------                                 Tel: +44-20/7282-2934
Koray Ozturkler, Investor Relations       Email: kate.delahunty@citigatedr.co.uk
Tel: +90 212 313 1500                     or
Email: koray.ozturkler@turkcell.com.tr    United States:
                                          Victoria Hofstad/Jessica Wolpert
Murat Borekci, Investor Relations         Tel: +1-201-499-3500
Tel: + 90 212 313 1503                    Email: victoria.hofstad@citigatefi.com
Email: murat.borekci@turkcell.com.tr      jessica.wolpert@citigatefi.com
investor.relations@turkcell.com.tr


Media:
-----
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

                                                                              17